

June 6, 2013

<u>Via E-mail</u>
Mr. David R. Demers
Chief Executive Officer
Westport Innovations Inc.
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia, Canada V6P 6G2

> **Re:** **Westport Innovations Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **Form 40-F for the Nine Months Ended December 31, 2011**
> **Filed March 1, 2012**
> **File No. 1-34152**

Dear Mr. Demers:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin L. Vaughn for

Martin James
Senior Assistant Chief Accountant